Exhibit 99.1

Golden Star Reports Fourth Quarter and Full Year 2017 Results

Net income per share attributable to Golden Star shareholders - basic of $0.10 in FY 2017

TORONTO, Feb. 20, 2018 /CNW/ - Golden Star Resources Ltd. (NYSE American Exchange: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") reports its financial and operational results for the fourth quarter and full year ("FY") ended December 31, 2017.

HIGHLIGHTS:

FY 2017

•	FY 2017 consolidated guidance achieved or outperformed on all metrics of gold production, cash operating cost per ounce[1], All-In Sustaining Cost ("AISC") per ounce[1] and capital expenditures
•	38% increase in consolidated gold production in FY 2017 to 267,565 ounces compared to FY 2016
•	Consolidated cash operating cost per ounce[1] and AISC per ounce[1] in FY 2017 below the bottom end of the respective guidance ranges
•	13% decrease in cash operating cost per ounce[1] to $763 compared to FY 2016
•	14% decrease in AISC[1] per ounce to $944 compared to FY 2016
•	Capital expenditures of $69.6 million in FY 2017, with 57% representing development capital primarily for the advancement of the Prestea Underground Gold Mine ("Prestea Underground")
•	Post-period end, commercial production was achieved at Prestea Underground on February 1, 2018
•	108% increase in mine operating margin[1] to $57.2 million in FY 2017 compared to FY 2016 due to a significant increase in revenues and a decrease in the Company's cost structure
•	4% increase in cash generated by operations in FY 2017 to $55.2 million ($0.15 per share - basic) compared to FY 2016
•	Net income attributable to Golden Star shareholders of $38.8 million ($0.10 income per share) in FY 2017 compared to a net loss of $39.6 million ($0.13 loss per share) in FY 2016
•	Consolidated cash balance of $27.8 million as at December 31, 2017

Fourth Quarter of 2017

•	34% increase in consolidated gold production in the fourth quarter of 2017 to 71,769 ounces compared to the fourth quarter of 2016
•	8% decrease in cash operating cost per ounce[1] in the fourth quarter of 2017 to $812 compared to the fourth quarter of 2016
•	16% decrease in AISC per ounce[1] in the fourth quarter of 2017 to $1,002 compared to the fourth quarter of 2016
•	Golden Star named the winner of the Prospectors and Developers Association of Canada ("PDAC") 2018 Award for Environmental and Social Responsibility

Notes:
1.	See "Non-GAAP Financial Measures".

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"In 2017 Golden Star ramped up two underground mines and achieved or outperformed our full year guidance on all stated metrics.  We also received national and international recognition for our commitment to responsible mining, through the PDAC 2018 Award for Environmental and Social Responsibility and the Ghana Mining Industry Awards.  In 2018 we will seek to build on these achievements as we look to reduce our costs further, to strengthen our financial position and to deliver more value for all of our stakeholders.  Wassa Underground and Prestea Underground are our two cornerstone assets and through exploration we will look to find additional sources of high margin ore to increase production and to grow our company further."

Fourth Quarter and Full Year 2017 Conference Call Details

The Company will conduct a conference call and webcast to discuss its results for the fourth quarter and FY 2017 on Wednesday, February 21, 2018 at 10:00 am ET.

The quarterly results call can be accessed by telephone or by webcast as follows:

Toll Free (North America): +1 833 231 8263
Toronto Local and International: +1 647 689 4108
Conference ID: 2696867
Webcast: www.gsr.com

A recording and webcast replay of the call will be available from www.gsr.com following the call.

SUMMARY OF CONSOLIDATED OPERATIONAL AND FINANCIAL RESULTS

		Three Months Ended December 31,		Years Ended December 31,
OPERATING SUMMARY		2017	2016	2017	2016
Wassa Main Pit gold sold	oz	20,775	21,076	75,644	93,284
Wassa Underground gold sold	oz	20,852	7,867	61,498	11,062
Prestea Open Pits gold sold	oz	24,536	23,893	121,619	89,517
Prestea Underground gold sold	oz	5,045	—	8,574	—
Total gold sold	oz	71,208	52,836	267,335	193,863
Total gold produced	oz	71,769	53,404	267,565	194,054
Average realized gold price	$/oz	1,237	1,184	1,219	1,211

Cost of sales per ounce - Consolidated[1]	$/oz	1,111	1,114	998	1,060
Cost of sales per ounce - Wassa[1]	$/oz	1,096	1,430	1,153	1,186
Cost of sales per ounce - Prestea[1]	$/oz	1,137	836	823	928
Cash operating cost per ounce - Consolidated[1]	$/oz	812	880	763	872
Cash operating cost per ounce - Wassa[1]	$/oz	775	1,090	880	941
Cash operating cost per ounce - Prestea[1]	$/oz	875	694	632	800
All-in sustaining cost per ounce - Consolidated[1]	$/oz	1,002	1,197	944	1,093

FINANCIAL SUMMARY
Gold revenues	$'000	81,845	53,255	315,497	221,290
Cost of sales excluding depreciation and amortization	$'000	66,401	43,994	226,482	172,616
Depreciation and amortization	$'000	7,095	6,117	31,792	21,160
Mine operating margin	$'000	8,349	3,144	57, 223	27,514
General and administrative expense	$'000	7,881	517	25,090	25,754
Loss/(gain) on fair value of financial instruments, net	$'000	1,902	(840)	(2,057)	25,676
Loss on repurchase of 5% Convertible Debentures, net	$'000	—	—	—	11,594
Net income/(loss) attributable to Golden Star shareholders	$'000	12,601	3,446	38,771	(39,647)
Adjusted net income attributable to Golden Star shareholders[1]	$'000	15,151	64	46,092	11,183
Income/(loss) per share attributable to Golden Star shareholders - basic	$/share	0.03	0.01	0.10	(0.13)
Income/(loss) per share attributable to Golden Star shareholders - diluted	$/share	0.03	0.01	0.10	(0.13)
Adjusted income per share attributable to Golden Star shareholders - basic[1]	$/share	0.04	0.00	0.12	0.04
Cash provided by operations	$'000	10,939	25,234	55,176	53,249
Cash provided by operations before working capital changes[1]	$'000	6,760	23,896	62,624	75,457
Cash provided by operations per share - basic	$/share	0.03	0.08	0.15	0.18
Cash provided by operations before working capital changes per share - basic	$/share	0.02	0.06	0.17	0.26
Capital expenditures	$'000	16,751	23,779	69,638	84,356

Notes:
1.	See "Non-GAAP Financial Measures".

OPERATIONAL PERFORMANCE

FY 2017

Golden Star achieved or outperformed its FY 2017 consolidated guidance on all stated metrics.

The Company delivered a 38% increase in consolidated gold production to 267,565 ounces compared to FY 2016, which was in the middle of its guidance range. In terms of consolidated cash operating cost per ounce1 and AISC per ounce1, both results ($763 and $944 respectively) were below the bottom end of the guidance ranges.  These results also represent a 13% decrease in cash operating cost per ounce1 and a 14% decrease in AISC per ounce1 compared to FY 2016.  Additionally, Golden Star's consolidated cost of sales per ounce1 was $998.  As Prestea Underground was in pre-commercial production during 2017, its gold production and operating exenditures1 were capitalized.  Golden Star's total capital expenditures for the year were $69.6 million, in line with its guidance of $69.3 million.

The Company intends to focus on high margin ore in 2018 and to become a primarily underground-focused gold producer.  As a result, gold production is expected to decrease by 5-14% in FY 2018 compared to FY 2017.  However by focusing on higher grade, underground ore, Golden Star expects to deliver a lower cash operating cost per ounce1 (expected decrease of 4-15%) and AISC per ounce1 (decrease of up to 10%) than in FY 2017.  This is anticipated to strengthen the Company's financial position and give it a robust platform to deliver shareholder value.

Accordingly, 2018 guidance is as follows:

•	Gold production of 230,000-255,000 ounces
•	Cash operating cost per ounce[1] of $650-$730
•	AISC per ounce[1] of $850-$950
•	Capital expenditures of $36.5 million

From a development perspective, Golden Star continued to advance both of its underground mines, ramping up production during the course of 2017.  Commercial production was declared at the Wassa Underground Gold Mine ("Wassa Underground") on January 1, 2017 and the Company began to access the higher grade B Shoot zone in late March 2017.  Golden Star outperformed its planned mining rate of 1,400 tonnes per day ("tpd") at Wassa Underground by 33% in FY 2017, achieving 1,866 tpd on average.  At Prestea Underground, the first stope was blasted by Golden Star's mining operations in late September 2017 and commercial production was achieved on February 1, 2018, post-period end.

Fourth quarter of 2017

In the fourth quarter of 2017 consolidated production was 71,769 ounces of gold, representing a 34% increase compared to the same period in 2016.  Golden Star's consolidated cash operating cost per ounce1 decreased by 8% to $812 in the fourth quarter of 2017 compared to the same period in 2016 and its AISC per ounce1 decreased by 16% to $1,002.  The consolidated cost of sales per ounce1 was $1,111.

Notes
1.	See "Non-GAAP Financial Measures".

Wassa Complex ("Wassa")

		Three Months Ended December 31,		Years Ended December 31,
WASSA FINANCIAL RESULTS		2017	2016	2017	2016
Revenue	$'000	$51,628	$24,785	$167,376	$112,341

Mine operating expenses	$'000	31,012	23,139	115,625	92,938
Severance charges	$'000	5,217	—	6,316	113
Royalties	$'000	2,682	1,770	8,652	6,483
Operating costs from/(to) metals inventory	$'000	1,253	(161)	5,080	(5,149)
Inventory net realizable value adjustment	$'000	—	1,190	2,410	1,190
Cost of sales excluding depreciation and amortization	$'000	40,164	25,938	138,083	95,575
Depreciation and amortization	$'000	5,440	4,202	20,052	15,094
Mine operating margin/(loss)	$'000	$6,024	$(5,355)	$9,241	$1,672

Capital expenditures	$'000	8,470	10,155	21,583	41,805

WASSA OPERATING RESULTS
Ore mined – Main Pit	t	520,482	513,144	1,601,004	2,311,503
Ore mined – Underground	t	171,907	118,896	681,141	185,314
Ore mined – Total	t	692,389	632,040	2,282,145	3,496,817
Waste mined – Main Pit	t	1,043,854	2,151,267	6,037,366	9,741,312
Waste mined - Underground	t	60,054	45,305	199,550	233,225
Waste mined - Total	t	1,103,908	2,196,572	6,236,916	9,974,537
Ore processed - Main Pit	t	476,828	593,286	1,925,587	2,444,339
Ore processed - Underground	t	179,186	115,602	691,255	178,255
Ore processed - Total	t	656,014	708,888	2,616,842	2,622,594
Grade processed - Main Pit	g/t	1.38	1.22	1.27	1.27
Grade processed - Underground	g/t	4.04	2.27	3.03	2.06
Recovery	%	94.4	92.9	94.6	93.6
Gold produced - Main Pit	oz	21,149	21,411	75,736	93,319
Gold produced - Underground	oz	20,852	7,865	61,498	11,062
Gold produced - Total	oz	42,001	29,276	137,234	104,381
Gold sold - Main Pit	oz	20,775	21,076	75,644	93,284
Gold sold - Underground	oz	20,852	7,867	61,498	11,062
Gold sold - Total	oz	41,627	28,943	137,142	104,346

Cost of sales per ounce[1]	$/oz	1,096	1,430	1,153	1,186
Cash operating cost per ounce[1]	$/oz	775	1,090	880	941

Notes
1.	See "Non-GAAP Financial Measures".

Wassa Operational Overview

Gold production from the Wassa complex increased by 31% in FY 2017 to 137,234 ounces compared to FY 2016 due to the larger contribution of ounces from the higher grade Wassa Underground as it continued to ramp up.  Wassa Underground produced 61,498 ounces in FY 2017, which represents 45% of Wassa's total production for the year.  This compares to production of 11,062 ounces in FY 2016, when Wassa Underground's production represented just 11% of the Wassa complex's total gold production.  Gold production from the Wassa complex in the fourth quarter of 2017 was 42,001 ounces, an increase of 43% compared to the same period in 2016.  This included 20,852 ounces from Wassa Underground (50% of total production).

Gold production from Wassa Main Pit was 75,736 ounces in FY 2017 and 21,149 ounces in the fourth quarter of 2017.  As previously announced, Golden Star took the decision during the third quarter of 2017 to defer the next pushback of Wassa Main Pit, Cut 3, to focus on the higher grade, higher margin underground ounces.  This followed an internal study to assess capital expenditure requirements and margins in light of the current gold price.  As a result, a severance charge of $5.2 million was recorded at the Wassa complex in the fourth quarter of 2017 as the mine's workforce was reduced.  Wassa became an underground-only operation in late January 2018, although 341,000 tonnes of lower grade, stockpiled ore will continue to be fed to the processing plant during the first nine months of 2018.

Mining rates at Wassa Underground continued to be strong in the fourth quarter of 2017 at approximately 1,900 tpd, which represents a 36% outperformance compared to the planned mining rate for 2017 of 1,400 tpd.  The average mining rate for FY 2017 was 1,866 tpd.  The head grade of Wassa Underground's ore being delivered to the processing plant increased by 47%, compared to FY 2016, to 3.03 grams per tonne ("g/t") of gold ("Au") in FY 2017 as a result of mining operations accessing the higher grade B Shoot zone from late March 2017 onwards.  In the fourth quarter of 2017, the head grade from Wassa Underground increased by 55% to 4.04 g/t Au compared to the third quarter of 2017 and by 78% compared to the fourth quarter of 2016.

The average targeted mining rate for Wassa Underground in 2018 is 2,700-3,000 tpd, with the potential to expand further in time.  The mining team is well-positioned to increase the tonnage profile in 2018, with the mining sequence working well and an increasing number of stopes prepared and developed, in addition to new equipment having arrived on site.

Wassa's cash operating cost per ounce1 decreased by 6% in FY 2017 to $880 compared to FY 2016 as a result of the increase in gold sold.  Wassa's cash operating cost per ounce1 in the fourth quarter of 2017 was $775, representing a decrease of 29% compared to the fourth quarter of 2016.  The cost of sales per ounce1 for Wassa was $1,153 in FY 2017 and $1,096 in the fourth quarter of 2017.

Commercial production was declared at Wassa Underground on January 1, 2017 and as a result, capital expenditures for FY 2016 decreased by 48% to $21.6 million compared to FY 2016.  The majority of this amount was development capital ($14.1 million), which comprised $8.5 million relating to the development of Wassa Underground, $3.7 million of exploration drilling and $1.9 million for the improvement of the tailings storage facility.  The remaining $7.5 million relates to sustaining capital.  During the fourth quarter of 2017, capital expenditures totaled $10.2 million, which included $4.2 million of development capital, primarily for the development of Wassa Underground and exploration drilling.

Notes
1.	See "Non-GAAP Financial Measures".

Prestea Complex ("Prestea")

		Three Months Ended December 31,		Years Ended December 31,
		2017	2016	2017	2016
PRESTEA FINANCIAL RESULTS
Revenue	$'000	$30,217	$28,470	$148,121	$108,949

Mine operating expenses	$'000	21,952	17,021	81,753	73,046
Severance charges	$'000	2,833	—	2,916	(184)
Royalties	$'000	1,938	1,468	8,643	5,599
Operating costs to metals inventory	$'000	(486)	(433)	(4,913)	(1,420)
Cost of sales excluding depreciation and amortization	$'000	26,237	18,056	88,399	77,041
Depreciation and amortization	$'000	1,655	1,915	11,740	6,066
Mine operating margin	$'000	$2,325	$8,499	$47,982	$25,842

Capital expenditures	$'000	8,281	13,530	48,055	42,413

PRESTEA OPERATING RESULTS
Ore mined – Open Pits	t	300,247	341,246	1,462,607	1,499,656
Ore mined - Underground	t	19,458	—	31,740	—
Waste mined – Open Pits	t	912,509	614,805	3,496,148	4,039,768
Waste mined - Underground	t	6,254	—	26,303	—
Ore processed	t	465,179	377,580	1,632,979	1,504,139
Grade processed – Open Pits	g/t	2.39	2.51	2.85	2.21
Grade processed - Underground	g/t	8.41	—	6.96	—
Recovery	%	82.6	83.0	86.4	83.9
Gold produced - Open Pits	oz	24,723	24,128	121,757	89,673
Gold produced - Underground	oz	5,045	—	8,574	—
Gold produced - Total	oz	29,768	24,128	130,331	89,673
Gold sold - Open Pits	oz	24,536	23,893	121,619	89,517
Gold sold - Underground	oz	5,045	—	8,574	—
Gold sold - Total	oz	29,581	23,893	130,193	89,517

Cost of sales per ounce[1]	$/oz	1,137	836	823	928
Cash operating cost per ounce[1]	$/oz	875	694	632	800

Notes
1.	See "Non-GAAP Financial Measures".

Prestea Operational Overview

Gold production from the Prestea complex increased by 45% in FY 2017 to 130,331 ounces compared to FY 2016.  This was primarily as a result of the contribution from the high grade Mampon deposit and Prestea Underground.  The Prestea complex also exceeded the top end of its upwardly revised FY 2017 production guidance of 120,000-130,000 ounces.  Gold production in the fourth quarter of 2017 increased by 23% to 29,768 ounces compared to the same period in 2016.

Gold production from the Prestea Open Pits increased by 36% to 121,757 ounces in FY 2017, compared to FY 2016.  This represents a 74% outperformance compared to the top end of the Company's original 2017 guidance for these assets.  In the fourth quarter of 2017 the pits delivered 24,723 ounces, which is a 2% increase compared to the same period in 2016.  The Prestea Open Pits were expected to complete gold production at the end of 2017 but it is now anticipated that mining will continue until late in the first quarter of 2018 and processing of stockpiled ore will continue until the end of the first half of 2018.  A severance charge of $2.8 million was recorded at the Prestea complex during the fourth quarter of 2017 as the Prestea Open Pits' workforce begins to be reduced in advance of the end of their minelife.

Gold production from Prestea Underground was 8,574 ounces in FY 2017 and 5,045 ounces in the fourth quarter of 2017, which represents a 57% increase compared to the third quarter of 2017.  However production in the fourth quarter of 2017 was lower than anticipated due to weaker than expected blasting performance in the first stope.  After conducting an internal review, various adjustments have been made to drill design patterns, blasting practices and raise layouts in order to improve blasting efficiencies.  As a result, in-stope productivity has increased and progress with subsequent stopes has accelerated.  With the production sequence progressing well, commercial production was declared at Prestea Underground on February 1, 2018, post-period end.

The Prestea complex's cash operating cost per ounce1 decreased by 21% in FY 2017 to $632 compared to FY 2016.  This result is 7% below the lower end of the downwardly revised $680-725 guidance range.  This robust outperformance was primarily as a result of the 36% increase in gold sold from the Prestea Open Pits resulting from the 29% increase in head grade being fed to the Prestea processing plant.  During the fourth quarter of 2017, the Prestea complex delivered a cash operating cost per ounce1 of $875.  The cost of sales per ounce1 at Prestea in FY 2017 was $823 and in the fourth quarter of 2017 it was $1,137.

Total capital expenditures for FY 2017 at Prestea were $48.1 million, a 13% increase compared to the same period in 2016.  This is as a result of an increase in development capital expenditures, totaling $42.4 million, which were incurred primarily on advancing Prestea Underground towards production ($36.8 million).  Other development capital related to the Prestea Open Pits ($1.2 million) and exploration drilling ($1.5 million).  Total capital expenditures for the fourth quarter of 2017 were $8.3 million, with $6.8 million relating to the development of Prestea Underground.

Notes
1.	See "Non-GAAP Financial Measures".

Exploration

Fourth Quarter of 2017 Exploration Update

During the fourth quarter of 2017 Golden Star's exploration team was focused on in-fill and expansion drilling of Wassa Underground's Inferred Mineral Resources and exploratory drilling of the South Gap at Prestea Underground, which is situated between two historical shafts (Bondaye and Tuapim).

Three rigs were employed at Wassa Underground, drilling seven deep holes for 5,055 metres.  These holes were drilled from the surface to test the potential extensions of the B Shoot and F Shoot gold mineralization at depth to the south and to assess the geometry and continuity of these mineralized corridors.  This work received positive results and the drilling to the south confirmed that the ore body remains open down plunge.  Further drilling is expected to be conducted in 2018, investigating the significant intercepts received in 2017.

At Prestea Underground, one rig was used to drill the South Gap and it completed nine holes for a total of 3,000 metres1.  This initial 100 metre spaced drilling program will be followed up in 2018 by drill testing of the areas where economic underground gold grades and structure widths were intersected.

The Company expects to release further drilling results from the South Gap later in the first quarter of 2018, in addition to its exploration strategy for 2018.  An overview of Golden Star's exploration program in FY 2017 can be found in the Company's Management Discussion & Analysis.

Notes
1.	This includes two holes that were drilled at the end of the third quarter of 2017.

FINANCIAL PERFORMANCE

Capital Expenditures

Golden Star incurred capital expenditures in FY 2017 totaling $69.6 million, a decrease of 17% compared to FY 2016 as a result of Wassa Underground achieving commercial production on January 1, 2017.   During the fourth quarter of 2017, capital expenditures were $16.8 million, a decrease of 30% compared to the fourth quarter of 2016.

FY 2017 Capital Expenditures Breakdown (in millions)1

Item	Sustaining	Development	Total
Wassa Exploration Drilling	-	$3.7	$3.7
Wassa Main Pit and Processing Plant	$0.1	-	$0.1
Wassa Tailings Expansion	-	$1.9	$1.9
Wassa Underground	$1.2	$8.5	$9.7
Wassa Equipment Purchases	$6.2	-	$6.2
Wassa Subtotal	$7.5	$14.1	$21.6
Prestea Exploration Drilling	-	$1.8	$1.8
Prestea Open Pits	$2.1	$1.2	$3.3
Mampon Development	$3.5	-	$3.5
Prestea Underground	-	$39.4	$39.4
Prestea Subtotal	$5.6	$42.4	$48.0
Consolidated	$13.1	$56.5	$69.6

Fourth Quarter 2017 Capital Expenditures Breakdown (in millions)1

Item	Sustaining	Development	Total
Wassa Exploration Drilling	-	$1.0	$1.0
Wassa Tailings Expansion	-	$0.3	$0.3
Wassa Underground	$0.4	$3.0	$3.4
Wassa Equipment Purchases	$3.8	-	$3.8
Wassa Subtotal	$4.2	$4.3	$8.5
Prestea Exploration Drilling	-	$0.5	$0.5
Prestea Open Pits	$0.3	$0.5	$0.8
Mampon Development	$0.2	-	$0.2
Prestea Underground	-	$6.8	$6.8
Prestea Subtotal	$0.5	$7.8	$8.3
Consolidated	$4.7	$12.1	$16.8

Notes
1.	Please note variance to consolidated total relates to corporate capital expenditures.

Other Financial Highlights

Gold revenues for FY 2017 totaled $315.5 million from gold sales of 267,335 ounces at an average realized gold price of $1,219 per ounce.  This represents a 43% increase in revenue compared to FY 2016, due primarily to the revenue attributable to Wassa Underground after achieving commercial production on January 1, 2017.  Gold revenues for the fourth quarter of 2017 were $81.8 million from gold sales of 71,208 ounces at an average realized gold price of $1,237 per ounce, compared to gold revenues of $53.3 million in the fourth quarter of 2016 from gold sales of 52,836 ounces at an average realized gold price of $1,184.  The 54% increase in gold revenues was due primarily to higher gold production at Wassa Underground. Gold revenues from the Wassa complex increased by 108% during the fourth quarter of 2017 as a result of an increase in gold ounces sold at the underground operation, which achieved commercial production on January 1, 2017. Gold revenues from the Prestea complex increased by 6% during the fourth quarter of 2017 as gold sales attributable to the Prestea Open Pits increased by 3% compared to the same period in 2016.

Cost of sales excluding depreciation and amortization for the full year totaled $226.5 million, an increase of 31% from $172.6 million in the same period in FY 2016, due mainly to a $9.2 million severance charge in FY 2017, an increase in inventory charge as a result of drawdown of stockpiles at Wassa, an increase in mining costs at Prestea due to higher haulage costs for the material mined at the Mampon deposit and an increase in mining costs at Wassa Underground, which  were capitalized in FY 2016. Cost of sales excluding depreciation and amortization in the fourth quarter of 2017 totaled $66.4 million, compared to $44.0 million in the same period in 2016.

Depreciation and amortization for FY 2017 was $31.8 million, a 50% increase compared to 2016.  Depreciation and amortization totaled $7.1 million in the fourth quarter of 2017 compared to $6.1 million in the same period in 2016.  The increase in depreciation and amortization expense for the three and twelve months ended December 31, 2017 was due primarily to the commencement of depreciation on Wassa Underground assets in FY 2017 as a result of achieving commercial production, higher production at both operations and lower Mineral Reserve and Mineral Resource estimates for the Prestea Open Pits compared to FY 2016.

As a result, Golden Star reported a mine operating margin of $57.2 million in FY 2017, an increase of 108% compared to FY 2016.  This reflects the significant increase in gold revenues and the reduction in the Company's cost structure due to the ramping up of the two high grade, underground mines.

General and administrative ("G&A") expenses for FY 2017 totaled $25.1 million.  G&A expenses excluding share-based compensation costs were $12.9 million in FY 2017, slightly higher than the same period in FY 2016.  G&A expenses for the fourth quarter of 2017 were $7.9 million. The increase in G&A costs in this period was due primarily to an increase in share-based compensation compared to the same period in FY 2016, primarily as a result of an increase in Golden Star's share price.

Golden Star recorded a $2.1 million fair value gain on financial instruments in FY 2017 compared to a $25.7 million fair value loss for the same period in 2016 as the prior year loss included a fair value loss on the Company's 5% Convertible Debentures.  In the fourth quarter of 2017 the Company recorded a $1.9 million loss on fair value of financial instruments compared to a $0.8 million gain in the fourth quarter of 2016.  The loss relates to a non-cash revaluation loss on the embedded derivative of the Company's 7% Convertible Debentures.  Further details of this loss and gain on financial instruments is included in Golden Star's Management's Discussion and Analysis.

The net income attributable to Golden Star shareholders in FY 2017 totaled $38.8 million or $0.10 income per share, compared to a net loss of $39.6 million or $0.13 loss per share for the same period in 2016. The 177% increase was due primarily to a higher mine operating margin at both operations, an income tax recovery and a gain on financial instruments in FY 2017 compared to a loss on financial instruments recognized in FY 2016.  The net income attributable to Golden Star shareholders for the fourth quarter of 2017 totaled $12.6 million or $0.03 income per share, compared to a net income of $3.4 million or $0.01 income per share in the same period in 2016.  The net income attributable to Golden Star shareholders in the fourth quarter of 2017 was due primarily to the deferred tax recovery recognized in the fourth quarter of 2017 as compared to nil in the fourth quarter of 2016.

After certain adjustments, the adjusted net income attributable to Golden Star shareholders1 in FY 2017 was $46.1 million, which represents an increase of 312% compared to the same period in 2016. In the fourth quarter of 2017, after certain adjustments, the adjusted net income attributable to Golden Star shareholders1 was $15.2 million, compared to adjusted net income of $0.1 million for the same period in 2016.  The higher adjusted net income attributable to Golden Star shareholders1 for the three and twelve months ended December 31, 2017 was principally due to a higher mine operating margin compared to the same periods in 2016.

Cash provided by operations in FY 2017 was $55.2 million or $0.15 per share, which compares to $53.2 million or $0.18 per share in FY 2016.  Cash provided by operations before changes in working capital1 for FY 2017 was $62.6 million or $0.17 per share, compared to $75.5 million or $0.26 per share in FY 2016. This decrease was due mainly to $60.0 million received in advance payments from RGLD Gold AG ("RGLD") in FY 2016 compared to $10.0 million received in FY 2017, offset by a higher mine operating margin in FY 2017 compared to the same period in 2016. In the fourth quarter of 2017, cash provided by operations was $10.9 million or $0.03 per share, compared to $25.2 million or $0.08 in the fourth quarter of 2016.  Cash provided by operations before changes in working capital1 was $6.8 million or $0.02 per share in the fourth quarter of 2017, compared to $23.9 million or $0.06 per share in same period in 2016.

The Company's consolidated cash balance was $27.8 million at the end of 2017. Working capital provided $4.2 million during the fourth quarter of 2017 compared to $1.3 million in the same period in 2016. The working capital changes in the fourth quarter of 2017 related to an increase of $5.4 million of accounts payable and accrued liabilities and a decrease of $0.8 million in accounts receivable, offset by an increase of $1.5 million in inventories and $0.5 million in prepaid and other.

For further information about Golden Star's operational and financial performance, please visit the Financial and Operational database at http://apps.indigotools.com/IR/IAC/?Ticker=GSC&Exchange=TSX  The data relating to the FY and fourth quarter of 2017 will be available 24 hours after release at the latest.

Notes
1.	See "Non-GAAP Financial Measures".

Other Corporate Developments During FY 2017

Bought deal transaction

In February 2017 Golden Star completed a bought deal public offering.  This resulted in the issuance of 31,363,950 common shares, including 4,090,950 common shares issued upon full exercise of the over-allotment option.  The shares were issued at a price C$1.10 per share for net proceeds of $24.5 million.

$25 million Medium Term Facility from Ecobank

In March 2017 the Company, through its subsidiary, Golden Star (Wassa) Limited, signed a commitment letter with Ecobank Ghana Limited regarding a $25.0 million secured Medium Term Loan facility. The facility has a term of 60 months from the date of initial drawdown and the interest rate on the loan is three month LIBOR plus 8% per annum.  At December 31, 2017, the Company had drawn down $10.0 million and post-period end in late January 2018, the Company drew down the remaining $15.0 million to assist with the funding of the severance payments in the first half of 2018 at both Wassa and Prestea.

Advance payment under Streaming Agreement

In January 2017 Golden Star received the final advance payment of $10.0 million pursuant to the gold purchase and sales agreement with RGLD.  Since the inception of the Streaming Agreement in July 2015, the Company has received total advance payments of $145.0 million.  All advance payments under the Streaming Agreement have now been received.

Awards Recognition

In November 2017 Golden Star was named as the winner of the PDAC 2018 Environmental and Social Responsibility Award.  Selected by PDAC's Board of Directors, this award recognizes an organization that demonstrates outstanding initiative, leadership, and accomplishment in establishing and maintaining good relations with local communities and in protecting and preserving the natural environment during an exploration program or operation of a mine.  Golden Star will be honored at an awards ceremony to be held during PDAC's annual convention in Toronto on March 6, 2018.

Also in November 2017, Golden Star's local subsidiary, Golden Star Bogoso/Prestea Limited ("GSBPL"), was named Mining Company of the Year at the Ghana Mining Industry Awards.  Judged by a panel of industry professionals, the Mining Company of the Year Award recognizes an organization that has achieved the highest aggregate performance results in the categories of environmental management, occupational health and safety, corporate social investment, innovation and local content.

The Company also won:

•	Mining Personality of the Year for Golden Star's Chief Operating Officer, Daniel Owiredu, which was the inaugural award in this category
•	Best Performer in Corporate Social Investment for Golden Star's breast cancer awareness program that involved screening over 10,400 women in Ghana during the past three years
•	Best Graduate Research for Ahmed-Salim Adam, Process Manager at Golden Star's Prestea operations
•	Runner Up in Occupational Health and Safety for GSBPL

Outlook

For the second consecutive year, the consolidated guidance range for cash operating cost per ounce1 and AISC per ounce1 is materially lower than the previous year's guidance, reflecting Golden Star's significantly reducing cost structure.

The following tables set out Golden Star's full year 2018 guidance in terms of gold production, cash operating cost per ounce1, AISC per ounce1, and capital expenditures.

Gold Production and Operating Cost Guidance

Asset	Gold Production (ounces)	Cash Operating Cost[1] ($/ounce)	AISC[1] ($/ounce)
Wassa	137,000-142,000	600-650	-
Prestea	93,000-113,000	740-880	-
Consolidated	230,000-255,000	650-730	850-950

Capital Expenditures Guidance

Asset	Sustaining Capital ($ millions)	Development Capital ($ millions)	Total Capital Expenditures ($ millions)
Wassa	14.7	5.9	20.6
Prestea	3.0	6.3	9.3
Exploration	-	6.6	6.6
Consolidated	17.7	18.8	36.5

Notes to tables:
1.	See "Non-GAAP Financial Measures".

All monetary amounts refer to United States dollars unless otherwise indicated.

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines in Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from its two high grade, low cost underground mines. Gold production guidance for 2018 is 230,000-255,000 ounces at a cash operating cost per ounce of $650-730.  As the winner of the PDAC 2018 Environmental and Social Responsibility Award, Golden Star is committed to leaving a positive and sustainable legacy in its areas of operation.

GOLDEN STAR RESOURCES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS) (Stated in thousands of U.S. dollars except shares and per share data)

	For the Years Ended December 31,
	2017	2016

Revenue	$315,497	$221,290
Cost of sales excluding depreciation and amortization	226,482	172,616
Depreciation and amortization	31,792	21,160
Mine operating margin	57,223	27,514

Other expenses/(income)
Exploration expense	1,871	1,818
General and administrative	25,090	27,754
Finance expense, net	8,485	7,832
Other income	(4,346)	(3,349)
(Gain)/Loss on fair value of financial instruments, net	(2,057)	25,676
Loss on repurchase of 5% Convertible Debentures, net	—	11,594
Loss/(gain) on conversion of 7% Convertible Debentures, net	165	(48)
Income/(loss) before tax	28,015	(41,763)
Deferred income tax recovery	(12,944)	—
Net income/(loss) and comprehensive loss	$40,959	$(41,763)0)
Net income/(loss) attributable to non-controlling interest	2,188	(2,116)
Net income/(loss) attributable to Golden Star shareholders	$38,771	$(39,647)

Net income/(loss) per share attributable to Golden Star shareholders
Basic and diluted	$0.10	$(0.13)
Weighted average shares outstanding - basic (millions)	373.5	294.1
Weighted average shares outstanding - diluted (millions)	441.0	294.1

GOLDEN STAR RESOURCES LTD. CONSOLIDATED BALANCE SHEETS (Stated in thousands of U.S. dollars)

	As of December 31,
	2017	2016

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$27,787	$21,764
Accounts receivable	3,428	7,299
Inventories	50,653	44,381
Prepaids and other	5,014	3,926
Total Current Assets	86,882	77,370
RESTRICTED CASH	6,505	6,463
MINING INTERESTS	254,058	215,017
DEFFERED TAX ASSETS	12,944	—
Total Assets	$360,389	$298,850

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$94,623	$92,900
Derivative liabilities	—	2,729
Current portion of rehabilitation provisions	6,566	5,515
Current portion of deferred revenue	17,894	19,234
Current portion of long term debt	15,864	15,378
Current portion of other liability	13,498	2,073
Total Current Liabilities	148,445	137,829
REHABILITATION PROVISIONS	64,146	71,867
DEFERRED REVENUE	92,062	94,878
LONG TERM DEBT	79,741	89,445
LONG TERM DERIVATIVE LIABILITY	10,963	15,127
OTHER LONG TERM LIABILITY	6,786	10,465
Total Liabilities	402,143	419,611

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—
Common shares, without par value, unlimited shares authorized	783,167	746,542
CONTRIBUTED SURPLUS	35,284	33,861
DEFICIT	(794,180)	(832,951)
Shareholder's equity/(deficit) attributable to Golden Star Shareholders	24,271	(52,548)
NON-CONTROLLING INTEREST	(66,025)	(68,213)
Total Deficit	(41,754)	(120,761)
Total Liabilities and Shareholders' Equity	$360,389	$298,850

GOLDEN STAR RESOURCES LTD. CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in thousands of U.S. dollars)

	For the Years Ended December 31,
	2017	2016

OPERATING ACTIVITIES:
Net income/(loss)	$40,959	$(41,763)
Reconciliation of net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	31,823	21,173
Share-based compensation	12,554	13,850
Deferred income tax recovery	(12,944)	—
(Gain)/loss on fair value of 7% Convertible Debentures embedded derivatives	(2,095)	3,812
Loss on fair value of 5% Convertible Debentures	317	17,235
Loss on repurchase of 5% Convertible Debentures, net	—	11,594
Recognition of deferred revenue	(14,156)	(11,267)
Proceeds from Royal Gold stream	10,000	60,000
Reclamation expenditures	(5,992)	(5,527)
Other	2,158	6,350
Changes in working capital	(7,448)	(22,208)
Net cash provided by operating activities	55,176	53,249
INVESTING ACTIVITIES:
Additions to mining properties	(632)	(2,108)
Additions to plant and equipment	(649)	(613)
Additions to construction in progress	(67,591)	(81,635)
Change in accounts payable and deposits on mine equipment and material	1,103	(2,794)
Increase in restricted cash	(41)	—
Proceeds from sale of assets	—	657
Net cash used in investing activities	(67,810)	(86,493)
FINANCING ACTIVITIES:
Principal payments on debt	(2,198)	(29,345)
Proceeds from debt agreements	10,000	3,000
Proceeds from 7% Convertible Debentures, net	—	20,714
5% Convertible Debentures repayment	(13,611)	(19,941)
Shares issued, net	24,456	45,450
Exercise of options	10	22
Net cash provided by financing activities	18,657	19,900
Increase/(decrease) in cash and cash equivalents	6,023	(13,344)
Cash and cash equivalents, beginning of period	21,764	35,108
Cash and cash equivalents, end of period	$27,787	$21,764

Non-GAAP Financial Measures

In this press release, we use the terms "cash operating cost", "cash operating cost per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "adjusted net income attributable to Golden Star shareholders", "adjusted income per share attributable to Golden Star shareholders", "cash provided by operations before working capital changes", and "cash provided by operations before working capital changes per share - basic". These should be considered as non-GAAP financial measures as defined in applicable Canadian and United States securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

"Cost of sales excluding depreciation and amortization" as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, severance charges and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.

"Cash operating cost" for a period is equal to "cost of sales excluding depreciation and amortization" for the period less royalties, the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. We use cash operating cost per ounce as a key operating metric. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

"All-in sustaining costs" commences with cash operating costs and then adds the cash component of metals net realizable value adjustment, royalties, sustaining capital expenditures, corporate general and administrative costs (excluding share-based compensation expenses), and accretion of rehabilitation provision. "All-in sustaining costs per ounce" is that amount divided by the number of ounces of gold sold (excluding pre-commercial production ounces sold) during the period. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability. Share-based compensation expenses are now also excluded from the calculation of all-in sustaining costs as the Company believes that such expenses may not be representative of the actual payout on equity and liability based awards. Share-based compensation expenses were previously included in the calculation of all-in sustaining costs. The Company has presented comparative figures to conform with the computation of all-in sustaining costs as currently calculated by the Company.

The Company believes that "all-in sustaining costs" will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine.

"Cash provided by operations before working capital changes" is calculated by subtracting the "changes in working capital" from "net cash provided by operating activities" as found in the statements of cash flows. "Cash provided by operations before working capital changes per share - basic" is "Cash provided by operations before working capital changes" divided by the basic weighted  average number of shares outstanding for the period.

"Adjusted net income attributable to Golden Star shareholders" is calculated by adjusting Net income/(loss) attributable to Golden Star shareholders for (gain)/loss on fair value of financial instruments, share-based compensation expenses, loss on conversion of 7% Convertible Debentures, severance charges and income tax recovery on previously unrecognized deferred tax assets. "Adjusted income per share attributable to Golden Star shareholders" for the period is "Adjusted net income attributable to Golden Star shareholders" divided by the weighted average number of shares outstanding using the basic method of earnings per share.

Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease.  The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.

In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

For additional information regarding the Non-GAAP financial measures used by the Company, please refer to the heading "Non-GAAP Financial Measures" in the Company's Management Discussion and Analysis of Financial Condition and Results of Operations for the full year ended December 31, 2017, which are available at www.sedar.com.

Cautionary note regarding forward-looking information

This press release contains "forward looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star.  Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.  Forward-looking information and statements in this press release include, but are not limited to, information or statements with respect to: the Company's ability to further reduce its costs, strengthen its financial position and deliver more value to shareholders in 2018; the Company's ability to find and focus on high margin ore; the Company's ability to become an underground-focused gold producer; production, profitability, cash operating costs, cash operating costs per ounce, and AISC per ounce for 2018; the risk profile of the Company; the ability to achieve 2018 production guidance in terms of production, profitability, cash operating costs, cash operating costs per ounce, AISC per ounce, and capital expenditures; the Company's ability to continue feeding stockpiled ore to the Wassa and Prestea processing plants; the amount of stockpiled ore to be fed to the Wassa and Prestea processing plants; the Company's ability to increase the tonnage profile at Wassa Underground in 2018; the timing for releasing further details regarding the new mine plan for the Wassa complex; the ability to continue mining at the Prestea Open Pits; the timing for completing production at the Prestea Open Pits; drilling plans at Wassa Underground and Prestea Underground; the Company's obligation to make severance payments and the timing thereof; and capital expenditures for 2018.

Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in Mineral Reserves, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and risks related to indebtedness and the service of such indebtedness.  Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this news release except in accordance with applicable securities laws.

Technical Information and Quality Control

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a "Qualified Person" pursuant to National Instrument 43-101 ("NI 43-101"). Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy.

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to NI 43-101.  Dr. Raffield is Senior Vice President of Project Development and Technical Services for Golden Star.

Additional scientific and technical information relating to the mineral properties referenced in this news release are contained in the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on feasibility study of the Wassa open pit mine and underground project in Ghana" effective date December 31, 2014; (ii) Prestea Underground - "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana" effective date November 3, 2015; and (iii) Bogoso - "NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana" effective date December 31, 2013.

Cautionary Note to U.S. Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of the Securities and Exchange Commission (the "SEC") set forth in Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101, however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

For the above reasons, information contained in this news release or in the documents referenced herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SOURCE Golden Star Resources Ltd.

View original content: http://www.newswire.ca/en/releases/archive/February2018/20/c7995.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 17:03e 20-FEB-18